SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*

                 Phosphate Resource Partners Limited Partnership
                                (Name of Issuer)

                                Depositary Units
                         (Title of Class of Securities)

                                    719217101
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Depositary Units reported herein is 32,456,900, which constitutes approximately 31.4% of the total number of Depositary Units outstanding. All ownership percentages set forth herein assume that there are 103,465,778 Depositary Units outstanding.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Alpine Capital, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         00-Partnership Contributions
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         Texas
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        26,672,900 (1)

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      -0-
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   26,672,900 (1)
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         26,672,900 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         25.8%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         PN
--------------------------------------------------------------------------------
------------------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Robert W. Bruce III
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         PF
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         USA
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        1,214,400 (1)

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      28,115,300 (2)
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   1,214,400 (1)
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: 28,115,300 (2)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         29,329,700 (1)(2)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         28.3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------
------------------------
(1) Solely in his capacity as Trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 84,200 Depositary Units.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 26,672,900 Depositary Units, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
     M. Bass Foundation, with respect to 1,442,400 Depositary Units.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Algenpar, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         Not Applicable
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         Texas
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        -0-

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      26,672,900
Beneficially                                                      (1)(2)
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   -0-
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: 26,672,900
                                                                  (1)(2)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         26,672,900 (1)(2)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         25.8%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         CO
--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its President, J. Taylor Crandall.

(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         J. Taylor Crandall
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         Not Applicable
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         USA
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        -0-

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      28,115,300 (1)
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   -0-
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: 28,115,300 (1)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         28,115,300 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         27.2%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------
------------------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 26,672,900 Depositary Units, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 1,442,400 Depositary Units.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Susan C. Bruce
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         PF
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         USA
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        510,400

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      -0-
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   510,400
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         510,400
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         0.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         The Anne T. and Robert M. Bass Foundation
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         WC
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         Texas
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        1,442,400 (1)

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      -0-
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   1,442,400 (1)
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,442,400 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         1.4%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         CO
--------------------------------------------------------------------------------
------------------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co,, Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
     M. Bass Foundation.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Anne T. Bass
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         Not Applicable
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         USA
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        -0-

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      1,442,400 (1)
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   -0-
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: 1,442,400 (1)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,442,400 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         1.4%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------
------------------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Keystone, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         WC
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         Texas
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        2,616,800 (1)

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      -0-
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   2,616,800 (1)
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,616,800 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         2.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         CO
--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its President and sole Director, Robert M. Bass.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Robert M. Bass
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         Not Applicable
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         USA
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        2,616,800 (1)

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      1,442,400 (2)
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   2,616,800 (1)
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: 1,442,400 (2)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,059,200 (3)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         3.9%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------
------------------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.

(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

(3) Solely in his capacity as President and sole Director of Keystone, Inc. with respect to 2,616,800 Units, and solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 1,442,400 Units.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

         OO -- Contributions from Bruce Management
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

         Pursuant to ERISA
--------------------------------------------------------------------------------
                                7.      Sole Voting Power:        84,200 (1)

Number of                       ------------------------------------------------
Units                           8.      Shared Voting Power:      -0-
Beneficially
Owned By                        ------------------------------------------------
Each                            9.      Sole Dispositive Power:   84,200 (1)
Reporting
Person                          ------------------------------------------------
With                            10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         84,200 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

         <0.1%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

         OO - Trust
--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its trustee, Robert W. Bruce III.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 17,1998, as amended by Amendment No. 1 dated September 15, 1998, as amended by Amendment No. 2 dated October 8, 1998, as amended by Amendment No. 3 dated November 3, 1998, as amended by Amendment No. 4 dated December 9, 1998, as amended by Amendment No. 5 dated January 14, 1999, as amended by Amendment No. 6 dated February 8, 1999, as amended by Amendment No. 7 dated March 8, 1999, as amended by Amendment No. 8 dated April 8, 1999, as amended by Amendment No. 9 dated May 12, 1999, as amended by Amendment No. 10 dated July 8, 1999, as amended by Amendment No. 11 dated August 5, 1999, as amended by Amendment No. 12 dated August 25, 1999, as amended by Amendment No. 13 dated September 15, 1999, as amended by Amendment No. 14 dated October 6,1999, as amended by Amendment No. 15 dated November 3, 1999, as amended by Amendment No. 16 dated November 17,1999, as amended 'by Amendment No. 17 dated December 31, 1999, as amended by Amendment No. 18 dated February 14, 2000; as amended by Amendment No. 19 dated March 24, 2000, as amended by Amendment No. 20 dated July 13, 2000, as amended by Amendment No. 21 dated August 29, 2001 (the "Schedule 13D"), relating to the Depositary Units (the "Units"), of Phosphate Resource Partners Limited Partnership (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.


Item 1.  SECURITY AND ISSUER.

No material change.


Item 2.  IDENTITY AND BACKGROUND.

No material change.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON           SOURCE OF FUNDS              AMOUNT OF FUNDS

Alpine                     Other (l)                    $ 251,632,161.66

R. Bruce                   Personal Funds (2)           $   5,826,658.19

Algenpar                   Not Applicable               Not Applicable

Crandall                   Not Applicable               Not Applicable

S. Bruce                   Personal Funds (2)           $   2,406,567.90

REPORTING PERSON           SOURCE OF FUNDS              AMOUNT OF FUNDS

Foundation                 Working Capital (3)          $   8,316,385.74 (4)

A. Bass                    Not Applicable               Not Applicable

Keystone                   Working Capital (3)          $  21,442,981.58

R. Bass                    Not Applicable               Not Applicable

RBMC Trust                 Contributions from Bruce     $     444,164.45
                           Management

(l)      Contributions from Partners.

(2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

(3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Units.

(4) This figure represents the total amount expended by the Foundation for all purchases of the Stock without subtracting sales; therefore, such figure does not represent the Foundation's net investment in shares of the Stock. The Foundation's net investment in shares of the Stock is $6,574,471.17.


Item 4.  PURPOSE OF TRANSACTION.

Item 4 hereby is partially amended by adding at the end thereof, the following:

The following summary does not purport to be a complete description of the provisions of the document referred to therein. Reference is made to the copy of such document attached as Exhibit 99.2, the provisions of which hereby are incorporated herein.

On December 23, 2003, each of Keystone, Alpine and the Foundation (the "Selling Unitholders") entered into an agreement (the "Agreement") with IMC Global, Inc., a Delaware corporation ("IMC"), whereby each Selling Unitholder has granted to IMC an irrevocable option (the "Right") to purchase all, but not less than all, of the Units beneficially owned by such Selling Unitholder. The Right has been granted in connection with IMC's intended proposal to the Issuer to merge an affiliate of IMC with the Issuer (the "Transaction") pursuant to an agreement (the "Transaction Agreement"). Pursuant to the Agreement, each Unit held by the Selling Unitholders could be purchased for consideration equal to the greater of
0.2 of a share of common stock, par value $1.00 per share, of IMC ("IMC Stock") and the number of shares of IMC Stock (or portion thereof) to be issued in exchange for each Unit in connection with the

Transaction. The Right would only be exercised in conjunction with the Transaction. Under the Agreement, each Selling Unitholder appointed IMC and any of its designees as its proxy and attorney-in-fact to vote such Selling Unitholder's Units or to execute one or more written consents or approvals in respect of the Units in favor of the Transaction.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 has been amended and restated in its entirety as follows:

(a)

ALPINE

The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 26,672,900, which constitutes approximately 25.8% of the outstanding Units.

R. BRUCE

Because of his positions as one of two general partners of Alpine and principal of Bruce Management (which has shared investment discretion over the Units owned by the Foundation), and trustee of RBMC Trust, and because of his individual ownership of 1,130,200 Units, R Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 29,329,700 Units, which constitutes approximately 28.3% of the outstanding Units.

ALGENPAR

Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,672,900 Units, which constitutes approximately 25.8% of the outstanding Units.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 28,115,300 Units, which constitutes approximately 27.2% of the outstanding Units.

S. BRUCE

Pursuant to Rule 13d-3 of the Act, S. Bruce may be deemed to be the beneficial owner of 510,400 Units, which constitutes 0.5% of the outstanding Units,

FOUNDATION

The aggregate number of Units that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,442,400 which constitutes approximately 1.4% of the outstanding Units.

A. BASS

Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,442,400 Units, which constitutes approximately 1.4% of the outstanding Units.

KEYSTONE

The aggregate number of Units that Keystone owns beneficially, pursuant to Rule 13d-3(d)(l)(i) of the Act, is 2,616,800, which constitutes approximately 2.5% of the outstanding Units.

R. BASS

Because of his positions as sole director of Keystone and a director of the Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,059,200 Units, which constitutes approximately 3.9% of the outstanding Units.

RBMC TRUST

The aggregate number of Units that RBMC Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 84,200, which constitutes approximately <0.1 % of the outstanding Units.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

ALPINE

Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,672,900 Units.

R. BRUCE

As one of two general partners of Alpine, R Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 26,672,900 Units. As principal of Bruce Management (which exercises shared investment discretion over the Units owned by the Foundation), R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,442,400 Units. As trustee of RBMC Trust, R. Bruce has sole power to vote or to direct the vote and dispose or to direct the disposition of 84,200 Units. In his individual capacity, R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,130,200 Units.

ALGENPAR

As one of two general partners of Alpine, Algenpar has shared power to vote or to. direct the vote and to dispose or to direct the disposition of 26,672,900 Units.

CRANDALL

As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 26,672,900 Units. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,442,400 Units.

S. BRUCE

S. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 510,400 Units.

FOUNDATION

Acting through its three directors and R. Bruce (as principal of Bruce Management which exercises shared investment discretion over the Units owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,442,400 Units.

A. BASS

As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,442,400 Units.

KEYSTONE

Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,616,800 Units.

R. BASS

As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,616,800 Units. As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,442,400 Units.

RBMC TRUST

Acting through its trustee, RBMC Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 84,200 Units.

(c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

(e)      Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Item 4, there has been no material change.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement among the Reporting Persons, filed herewith.

Exhibit 99.2 -- Agreement among Keystone, Alpine, the Foundation and IMC, filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   December 24, 2003


                                   ALPINE CAPITAL, L.P.

                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III,
                                        Manager


                                   /s/ Robert W. Bruce III
                                   --------------------------------------------
                                   ROBERT W. BRUCE III


                                   ALGENPAR, INC.

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy,
                                        Vice President


                                   /s/ Susan C. Bruce
                                   --------------------------------------------
                                   SUSAN C. BRUCE


                                   KEYSTONE, INC.

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy,
                                        Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   Kevin G. Levy,

                                   Attorney-in-Fact for:

                                   J. TAYLOR CRANDALL (1)
                                   ROBERT M. BASS (2)
                                   THE ANNE T. AND ROBERT M. BASS
                                     FOUNDATION (3)
                                   ANNE T. BASS (4)

                                   THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                   DEFINED BENEFIT PENSION TRUST

                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III, Trustee

(1)  A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of
     J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of the Anne T. Bass and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION

99.1              Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

99.2 Agreement among Keystone, Alpine, the Foundation and IMC, filed herewith.